UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Oncocyte Corporation
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

68235C107
(CUSIP Number)

April 15, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58490H107

(1)	Names of reporting persons:
Bio-Rad Laboratories, Inc.

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship or place of organization:
Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power:
1,200,109

	(6)	Shared voting power:
0

	(7)	Sole dispositive power:
1,200,109

	(8)	Shared dispositive power:
0

(9)	Aggregate amount beneficially owned by each reporting person:
1,200,109

(10)	Check if the aggregate amount in Row (9) excludes certain shares: ☐

(11)	Percent of class represented by amount in Row (9):
8.99% [1]

(12)	Type of reporting person:
CO

1 The number of shares outstanding for purposes of this percentage calculation assumes 13,349,973 outstanding Common Shares of the Issuer as of April 16, 2024, as provided by the Issuer to the Reporting Persons.

Item 1.

(a)	Name of issuer:
Oncocyte, Inc. (the “Issuer”)

(b)	Address of issuer’s principal executive offices:
15 Cushing Irving, California 92618

Item 2.

(a)	Name of person filing:
Bio-Rad Laboratories, Inc. (the “Reporting Person”)

(b)	Address of principal business office or, if none, residence:
1000 Alfred Nobel Drive Hercules, California 94547

(c)	Citizenship:
Delaware

(d)	Title and class of securities:
Common Shares, No Par Value (the “Common Shares”)

(e)	CUSIP No.:
090572207

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
1,200,109 Common Shares

(b)	Percent of class:
8.99%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
1,200,109 Common Shares

(ii) Shared power to vote or to direct the vote:
0 Common Shares

(iii) Sole power to dispose or to direct the disposition of:
1,200,109 Common Shares

(iv) Shared power to dispose or to direct the disposition of:
0 Common Shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIO-RAD LABORATORIES INC.

Date:	April 22, 2024	By:	/s/ Norman Schwartz
		Name:	Norman Schwartz
		Title:	President and Chief Executive Officer

Page 4